INTREOrg Systems, Inc.
2600 East Southlake Boulevard
Suite 120-366
Southlake, TX  75092

telephone 817-491-8611

January 21, 2011

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant

Re:	INTREorg Systems, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Quarterly Period ended September 30, 2010
Filed November 22, 2010
File No. 000-53262

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated January 20, 2011.  Following are the Company’s responses to such comments.

General

1.	Please note that the three acknowledgments on page 3 in our comment letter dated November 19, 2010, must be signed by the company’s management. These are:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:                      The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Quarterly Period ended September 30, 2010

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 3

2.
We note in your Form 10-Q for the quarter ended September 30, 2010 and in your amended Form 10-Qs for the quarters ended March 31, 2010 and June 30, 2010, that your effectiveness conclusions are stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” set forth in the Exchange Act Rule 13a-15(e).  In your response letter, please tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company’s controls and procedures as that term is defined in Rule 13a-15(e).  Provide conforming disclosure in future filings.  Alternatively, you may simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any definition, as we note you have done in your Form 10-K/A for the year ended December 31, 2009. In addition, please clarify or remove in future filings, the statement at the end of your disclosure that there is a deficiency in internal control over financial reporting discussed below.  In this regard, we note your Chief Executive Officer has concluded that your disclosure controls and procedures are effective at the end of each respective period.  We further note that no deficiencies are discussed.

RESPONSE:  Please be advised that the effectiveness conclusions of the Company’s principal executive officer and principal financial officer which appeared in our Form 10-Q for the quarter ended September 30, 2010 and our amended Form 10-Qs for the quarters ended March 31, 2010 and June 30, 2010 were made with respect to the Company’s controls and procedures as that term is defined in Exchange Act Rule 13a-15(e).  The Company will include conforming disclosure in future filings. We will also remove from future filings the statement at the end of our disclosure that there is a deficiency in internal control over financial reporting discussed below.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Russell K. Boyd
Russell K. Boyd
President and Chief Executive Officer